

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via E-mail
Steven Allen Friedman
President, Chief Executive Officer and Director
Realco International, Inc.
17 Meromei Hasodeh Street
Kiryat Sefer, Modiin Illit, Israel

Re: Realco International, Inc.
         Amendment No. 1 to Form S-1
         Filed May 8, 2014
         File No. 333-194811

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that you should have filed a response letter with this amendment addressing our prior comments in our letter dated April 22, 2014. With your next amendment, please include a letter that explains your responses to each of our comments and directs us to the revisions made in response to such comments. Such letter should address our prior comments and the comments included in this letter.

2.   We note your response to comment 2 of our letter dated April 22, 2014 in which you have revised to advise dealers of their prospectus delivery obligation on the front cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K and relocate to the outside back cover page.

3.   We were unable to determine with clarity how you responded to prior comment 19. Please disclose in an amended filing, the amount of organization and offering costs that had been incurred as of the most recent balance sheet date and additionally disclose whether or not any such amounts were advanced on behalf of Realco International, Inc. Finally, if there were advances made on behalf of Realco International, Inc., please identify the party making such advances.

Prospectus Cover Page, page 3

4.   We note your disclosure that the date of the prospectus is March 25, 2014. Please revise to update.

Business Operations, page 19

5.   We note your response to comment 11 of our letter dated April 22, 2014, and we reissue our prior comment in part. Please expand your disclosure to discuss the regulations applicable to companies based in Israel.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

6.   We note your disclosure throughout the document that your business will be the marketing and sale of international real estate. We further note your disclosure on page 27 that your goal is to profitably distribute neck, head, donut, lumbar, decorative, throw and orthopedic pillows. Please revise to clarify throughout the document what your line of business will be.

Results of Operations, page 27

7.   We note your response to comment 16 of our letter dated April 22, 2014, in which you have revised your disclosure to clarify that your $5,000 in revenue was generated pursuant to your agreement with Israel RE Vision. Please revise to disclose the specific services that you provide to Israel RE Vision. In addition, please revise to disclose whether Realco International Inc. and Israel RE Vision are related entities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel

cc: Adam S. Tracy
        Via E-mail